UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

APPTIO, INC.

(Name of issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

03835C108

(CUSIP number)

December 31, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03835C108	Page 2 of 11 Pages

(1)	Names of reporting persons Greylock XII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,408,144 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 4,408,144 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 4,408,144 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 39.0% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. All shares of Class B Common Stock will convert automatically into shares of Class A Common Stock upon the earlier of (1) the seventh anniversary of September 23, 2016 and (2) the date on which the Class B Common Stock ceases to represent at least 25% of our outstanding Common Stock. In addition to the aforementioned conversion rights and voting rights, holders of Class B Common Stock have certain registration rights, including the right to require the issuer to register the offer and sale of the holders’ shares and the right to include the holders’ shares in any registration statement filed by the issuer. Except with respect to the aforementioned conversion rights, voting rights, and registration rights, the rights of the holders of Class A Common Stock and Class B Common Stock are identical.

(3)	The percent of class was calculated based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held by Greylock XII Limited Partnership represents 13.73% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 6,900,000 shares of Class A Common Stock and (ii) 31,411,927 shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).

SCHEDULE 13G

CUSIP No. 03835C108	Page 3 of 11 Pages

(1)	Names of reporting persons Greylock XII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 489,793 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 489,793 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 489,793 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.6% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. All shares of Class B Common Stock will convert automatically into shares of Class A Common Stock upon the earlier of (1) the seventh anniversary of September 23, 2016 and (2) the date on which the Class B Common Stock ceases to represent at least 25% of our outstanding Common Stock. In addition to the aforementioned conversion rights and voting rights, holders of Class B Common Stock have certain registration rights, including the right to require the issuer to register the offer and sale of the holders’ shares and the right to include the holders’ shares in any registration statement filed by the issuer. Except with respect to the aforementioned conversion rights, voting rights, and registration rights, the rights of the holders of Class A Common Stock and Class B Common Stock are identical.

(3)	The percent of class was calculated based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 489,793 shares of Class B Common Stock held by Greylock XII-A Limited Partnership represents 1.53% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 6,900,000 shares of Class A Common Stock and (ii) 31,411,927shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).

SCHEDULE 13G

CUSIP No. 03835C108	Page 4 of 11 Pages

(1)	Names of reporting persons Greylock XII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,897,937 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 4,897,937 (1)
(9)	Aggregate amount beneficially owned by each reporting person 4,897,937 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 41.5% (2)(3)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.
(2)	The percent of class was calculated based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016 , (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).
(3)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 6,900,000 shares of Class A Common Stock and (ii) 31,411,927shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016)

SCHEDULE 13G

CUSIP No. 03835C108	Page 5 of 11 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,897,937 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 4,897,937 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 4,897,937 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 41.5% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership. Mr. Helman, as a senior managing member of Greylock XII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. All shares of Class B Common Stock will convert automatically into shares of Class A Common Stock upon the earlier of (1) the seventh anniversary of September 23, 2016 and (2) the date on which the Class B Common Stock ceases to represent at least 25% of our outstanding Common Stock. In addition to the aforementioned conversion rights and voting rights, holders of Class B Common Stock have certain registration rights, including the right to require the issuer to register the offer and sale of the holders’ shares and the right to include the holders’ shares in any registration statement filed by the issuer. Except with respect to the aforementioned conversion rights, voting rights, and registration rights, the rights of the holders of Class A Common Stock and Class B Common Stock are identical.
(3)	The percent of class was calculated based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,897,937 shares of Class B Common Stock represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 6,900,000 shares of Class A Common Stock and (ii) 31,411,927shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).

SCHEDULE 13G

CUSIP No. 03835C108	Page 6 of 11 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,897,937 (1)(2)
(7) Sole dispositive power 0
(8) Shared dispositive power 4,897,937 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 4,897,937 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 41.5% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)	Represents 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership. Mr. Bhusri, as a senior managing member of Greylock XII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain transfers including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. All shares of Class B Common Stock will convert automatically into shares of Class A Common Stock upon the earlier of (1) the seventh anniversary of September 23, 2016 and (2) the date on which the Class B Common Stock ceases to represent at least 25% of our outstanding Common Stock. In addition to the aforementioned conversion rights and voting rights, holders of Class B Common Stock have certain registration rights, including the right to require the issuer to register the offer and sale of the holders’ shares and the right to include the holders’ shares in any registration statement filed by the issuer. Except with respect to the aforementioned conversion rights, voting rights, and registration rights, the rights of the holders of Class A Common Stock and Class B Common Stock are identical.
(3)	The percent of class was calculated based on 6,900,000 shares of Class A Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).
(4)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,897,937 shares of Class B Common Stock represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 6,900,000 shares of Class A Common Stock and (ii) 31,411,927shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016).

SCHEDULE 13G

CUSIP No. 03835C108	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

Apptio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XII Limited Partnership;

(ii) Greylock XII-A Limited Partnership;

(iii) Greylock XII GP LLC, the General Partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership;

(iv) William W. Helman, a senior managing member of Greylock XII GP LLC; and

(v) Aneel Bhusri, a senior managing member of Greylock XII GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

2250 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Item 2(c)	Citizenship:

(i) Greylock XII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XII GP LLC, a Delaware limited liability company;

(iv) William W. Helman, a U.S. citizen; and

(v) Aneel Bhusri, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Apptio, Inc.

Item 2(e)	CUSIP Number:

03835C108

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 03835C108	Page 8 of 11 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)	Greylock XII Limited Partnership directly owns 4,408,144 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 39.0% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held by Greylock XII Limited Partnership represents 13.73% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)	Greylock XII-A Limited Partnership directly owns 489,793 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 6.6% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 489,793 shares of Class B Common Stock held by Greylock XII-A Limited Partnership represents 1.53% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)	Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 41.5% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv)	Mr. Helman, as a senior managing member of Greylock XII GP LLC may be deemed to beneficially own the 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 41.5% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(v)	Mr. Bhusri, as a senior managing member of Greylock XII GP LLC may be deemed to beneficially own the 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 41.5% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 4,408,144 shares of Class B Common Stock held directly by Greylock XII Limited Partnership and 489,793 shares of Class B Common Stock held directly by Greylock XII-A Limited Partnership represents 15.26% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 03835C108	Page 9 of 11 Pages

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XII Limited Partnership	0	4,408,144	0	4,408,144
Greylock XII-A Limited Partnership	0	489,793	0	489,793
Greylock XII GP LLC	0	4,897,937	0	4,897,937
William W. Helman	0	4,897,937	0	4,897,937
Aneel Bhusri	0	4,897,937	0	4,897,937

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on 6,900,000 shares of (i) Class A Common Stock and (ii) 489,793 shares of Class B Common Stock outstanding as of October 31, 2016, (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 4, 2016)

SCHEDULE 13G

CUSIP No. 03835C108	Page 10 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 03835C108	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2017.

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

SCHEDULE 13G

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Apptio, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 13th day of February, 2016.

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Partner

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan